EXHIBIT 3.2

Article IV, Section 1 of the Bylaws of Caterpillar Inc. (the “Company”), as amended by resolution of the Board of Directors of the Company on June 9, 2010

The officers of the corporation shall be a chairman of the board, who shall be the chief executive officer, one or more group presidents, one or more vice presidents ~~(one of whom shall be designated the~~, a chief financial officer~~)~~, a secretary and a treasurer, together with such other officers as the board of directors shall determine. Any two or more offices may be held by the same person.

Notwithstanding the foregoing or any other provision of these bylaws, the chairman of the board may be an individual other than the chief executive officer only for a period not to exceed six months commencing upon the effective date of the election of a new chief executive officer.